UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2015

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	June 17, 2015	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

POLL RESULTS OF THE 2014 ANNUAL GENERAL MEETING

The Board announces the poll results of the AGM held in Shanghai, the PRC on Tuesday, 16 June 2015.

Reference is made to the notice dated 30 April 2015 (the “Notice”) and the supplementary notice dated 26 May 2015 (the “Supplementary Notice”) regarding the 2014 annual general meeting of China Eastern Airlines Corporation Limited (the “Company”) held on Tuesday, 16 June 2015 (the “AGM”). Terms defined in the Notice and the Supplementary Notice shall have the same meanings when used herein unless otherwise specified.

POLL RESULTS OF THE AGM

The AGM was held at Four Season Hall, 2/F, Shanghai International Airport Hotel ( 上 海 國 際 機 場 賓 館 二 樓 四 季 廳 ), No. 368 Yingbin (1) Road, Shanghai, the PRC on Tuesday, 16 June 2015. Shareholders representing 9,580,982,434 shares of the Company (the “Share”) were present, in person or by proxy, at the AGM. The AGM was validly convened in compliance with the relevant requirements under the Company Law of the PRC and the articles of association of the Company.

There was no Share entitling the Shareholders to attend and abstain from voting in favour as set out in Rule 13.40 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). CEA Holding and its associates, in aggregate holding 8,156,480,000 shares of the Company, were required to abstain, and have abstained, from voting in respect of Resolution No. 18. As such, (i) shareholders representing 4,517,788,860 shares of the Company were entitled to attend and vote in respect of resolution No. 18, and shareholders representing 1,365,280,534 shares out of such 4,517,788,860 shares were present at the AGM, in person or by proxy, to vote in respect of resolution No. 18; and (ii) shareholders representing 12,674,268,860 shares of the Company were entitled to attend and vote in respect of the remaining resolutions at the AGM, and shareholders representing 9,580,982,434 shares out of such 12,674,268,860 shares were present at the AGM, in person or by proxy, to vote in respect of the remaining resolutions.

Each resolution proposed for approval at the AGM was taken by poll.

Ernst & Young, the auditor of the Company was appointed as the scrutineer for the purpose of vote-taking at the AGM. The poll results in respect of the resolutions proposed for approval at the AGM were set out as follows:

Total number of Shares represented
by votes (Approximate %*)
		For	Against	Abstain
RESOLUTIONS
1.	Ordinary Resolution: “THAT, to consider and approve the report of the board of directors of the Company (the “Board”) for the year 2014.”	9,580,681,584 (99.9998%)	15,000 (0.0002%)	600 (0%)
2.	Ordinary Resolution: “THAT, to consider and approve the report of the supervisory committee of the Company (the “Supervisory Committee”) for the year 2014.”	9,577,081,584 (99.9623%)	15,000 (0.0002%)	3,600,600 (0.0375%)
3.	Ordinary Resolution: “THAT, to consider and approve the financial reports of the Company for the year 2014.”	9,577,068,484 (99.9623%)	15,000 (0.0002%)	3,600,600 (0.0375%)
4.	Ordinary Resolution: “THAT, to consider and approve the Company’s profit distribution proposal for the year 2014.”	9,550,551,540 (99.6825%)	15,000 (0.0002%)	30,400,344 (0.3173%)
5.	Ordinary Resolution: “THAT, to consider and approve the appointment of the Company’s PRC domestic auditors and international auditors for financial reporting for the year 2015, and to authorise the Board to determine their remuneration.”	9,550,542,090 (99.6825%)	15,000 (0.0002%)	30,400,344 (0.3173%)
6.	Ordinary Resolution: “THAT, to consider and approve the appointment of the Company’s auditors for internal control for the year 2015, and to authorise the Board to determine their remuneration.”	9,550,563,340 (99.6825%)	15,000 (0.0002%)	30,400,344 (0.3173%)
7.	Special Resolution: “THAT, to consider and approve the resolution on granting of a general mandate to the Board to issue bonds: It was agreed that the Board be and is hereby granted a general and unconditional mandate to issue debt instruments in one tranche or multiple tranches, within the cap amount of issuance stipulated under applicable laws:	9,352,232,312 (98.0607%)	154,553,602 (1.6205%)	30,400,344 (0.3188%)
(1) Debt instruments shall include but not be limited to corporate bonds, super shortterm commercial paper, short-term commercial paper, mid-term notes, offshore Renminbi bonds or US dollar bonds. However, bonds to be issued or debt instruments to be issued under this mandate shall not include bonds which are convertible into shares of the Company.

Total number of Shares represented
by votes (Approximate %*)
			For	Against	Abstain
7.	(2)	Issuer: The Company and/or its wholly or non-wholly owned subsidiaries. The exact issuer shall be determined by the Board based on the needs in the particular issuance.
	(3)	Issue size: Debt instruments shall be issued under this mandate within the cap amount of bond issuance stipulated under applicable laws, subject to the outstanding amount of each type of debt instrument. The actual size of issue shall be determined by the Board based on funding requirements and market conditions.
	(4)	Maturity and class of issue: Not more than 15 years in the form of a uniform maturity date or a bond portfolio with several maturity dates. The actual composition of maturity and the size of each class of the bonds shall be determined by the Board based on relevant requirements and market conditions.
	(5)	Use of proceeds: It is expected that the proceeds from such issuance shall be used for purposes in compliance with laws and regulations, including satisfying the production and operation needs of the Company, adjusting debt structure, supplementing working funds and/or project investment. Details of the use of proceeds shall be determined by the Board based on funding requirements.
	(6)	Valid term of mandate: One year from the approval of this resolution by the shareholders of the Company (the “Shareholders ”) in a general meeting of the Company. If the Board and/or its delegate(s) has decided to proceed with issuance(s) within the valid term of the mandate, and the Company has obtained issuance approval, permission or registration from regulatory bodies within the valid term of the mandate, the Company may complete the relevant issuance within the valid term confirmed under any of such approval, permission or registration.

Total number of Shares represented
by votes (Approximate %*)
				For	Against	Abstain
7.	(7)	Authorisation to be granted to the Board
An authorisation be and is hereby granted generally and unconditionally to the Board, based on the specific needs of the Company and other market conditions:
		(i)	To determine the issuer, type, specific class, specific terms, conditions and other matters, including but not limited to the actual issue size, the actual total amount, currency, issue price, interest rates or the formula for determining the interest rates, place of issuance, timing of the issue, maturity, whether or not to issue in tranches and the number of tranches, whether to set buyback and redemption clauses, rating arrangements, guarantees, due dates for principal and interest payments, use of proceeds, underwriting arrangements and all matters relating to the issue.
		(ii)	To take all such acts and steps as considered to be necessary and incidental to this issuance, including but not limited to the engagement of intermediary(ies) to represent the Company in application to relevant regulatory bodies for approval, registration, filing etc. in relation to this issuance, sign all necessary legal documents for this issuance, and handle other matters in relation to the issuance, arrangement of principal and interest payments within the duration of the bonds, and trading and listing.
		(iii)	To approve, confirm and ratify the acts and steps stated above taken in connection with the issuance.

Total number of Shares represented
by votes (Approximate %*)
			For	Against	Abstain
7.	(iv)	To make corresponding adjustments to the detailed plan of the issue of the bonds and other relevant matters within the scope of the mandate to be granted to the Board in accordance with opinions of regulatory authorities or the existing market conditions, in the event of any changes in the policy of regulatory authorities on the issue of bonds or any changes in market conditions, save for the matters that are subject to Shareholders’ re- voting at the Shareholders’ meeting under relevant laws, regulations and the articles of association of China Eastern Airlines Corporation Limited;
	(v)	To determine and handle, upon completion of the issuance, matters in relation to the listing of the debt instruments which have been issued.
	(vi)	To approve, sign and distribute announcements and circulars in relation to this issuance and disclose relevant information, pursuant to the governing rules applicable at the place of listing of the Company.
	(vii)	To adjust the currency structure and interest rate structure of the bonds based on the market conditions within the duration of the bonds.”

Total number of Shares represented
by votes (Approximate %*)
				For	Against	Abstain
8.	Special Resolution: “THAT, to consider and approve the granting of a general mandate to the Board to issue shares of the Company:			9,370,345,801 (97.8019%)	180,202,789 (1.8808%)	30,400,344 (0.3173%)
	(a)	the Board be and is hereby granted, during the Relevant Period (as hereafter defined), an unconditional general mandate to separately or concurrently issue, allot and/or deal with the domestic shares (“A Shares”) and the overseas listed foreign shares (“H Shares”) of the Company, and to make offers, enter into agreements or grant options in respect thereof, subject to the following conditions:
		(i)	such mandate shall not extend beyond the Relevant Period save that if the Board during the Relevant Period makes the issuance resolutions, such issuance may complete beyond the Relevant Period after obtaining all necessary approvals from relevant PRC government authorities by the Company which may take longer time than the Relevant Period;
		(ii)	the number of the A Shares and H Shares approved by the Board to be issued and allotted or agreed conditionally or unconditionally to be issued and allotted by the Board shall not, respectively, exceed 20% of the existing A Shares and H Shares as at the time of approval of this resolution by the Shareholders; and
		(iii)	the Board will only exercise such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (each as amended from time to time) or applicable laws, rules and regulations of other government or regulatory bodies and the Company will complete such issuance only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained.

Total number of Shares represented
by votes (Approximate %*)
				For	Against	Abstain
8.	(b)	for the purposes of this special resolution: “Relevant Period”means the period from the passing of this special resolution until the earliest one of the following three terms:
		(i)	the conclusion of the next annual general meeting of the Company following the passing of this special resolution;
		(ii)	the expiration of the 12-month period following the passing of this special resolution; and
		(iii)	the date on which the authority granted to the Board set out in this special resolution is revoked or varied by a special resolution of the Shareholders in a general meeting.
	(c)	contingent on the Board resolving to separately or concurrently issue shares pursuant to paragraph (a) of this special resolution, the Board be authorised to increase the registered capital of the Company to reflect the number of shares authorised to be issued by the Company pursuant to paragraph (a) of this special resolution and to make such appropriate and necessary amendments to the articles of association of the Company (the “Articles of Association”) as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete the formalities required to effect the separate or concurrent issuance of shares pursuant to paragraph (a) of this special resolution and the increase in the registered capital of the Company.”
9.	Ordinary Resolution: “THAT, to consider and approve the “China Eastern Airlines Corporation Limited satisfies the conditions for non-public issuance of A Shares to specific subscriber《關 於中國東方航空股份有限公司符合向特 定對象非公開發行 A 股股票條件的議 案》”. Details of the aforesaid plan were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 23 April 2015.			9,542,813,538 (99.6020%)	7,732,502 (0.0807%)	30,400,344 (0.3173%)

Total number of Shares represented
by votes (Approximate %*)
			For	Against	Abstain
10.	Special Resolution: “THAT, to consider and approve the “Proposal for the non-public issuance of A Shares to specific subscriber by China Eastern Airlines Corporation Limited《關 於中國東方航空股份有限公司向特定對 象非公開發行 A 股股票方案的議 案》. The full text of resolution is set out in the Notice.
	10.1	Class of shares to be issued and nominal value	9,542,863,988 (99.6025%)	7,680,752 (0.0802%)	30,400,344 (0.3173%)
	10.2	Method of issue	9,542,861,238 (99.6025%)	7,683,252 (0.0802%)	30,400,344 (0.3173%)
	10.3	Target subscriber and method of subscription	9,542,856,488 (99.6024%)	7,690,802 (0.0803%)	30,400,344 (0.3173%)
	10.4	Number of new A Shares to be issued and issue size	9,542,840,938 (99.6023%)	7,703,802 (0.0804%)	30,400,344 (0.3173%)
	10.5	Price determination date, issue price and basis of determination of issue price	9,542,866,538 (99.6026%)	7,678,252 (0.0801%)	30,400,344 (0.3173%)
	10.6	Lock-up period	9,543,076,488 (99.6047%)	7,472,802 (0.0780%)	30,400,344 (0.3173%)
	10.7	Place of listing	9,543,097,038 (99.6047%)	7,472,802 (0.0780%)	30,400,344 (0.3173%)
	10.8	Use of proceeds	9,547,678,890 (99.6528%)	2,860,900 (0.0299%)	30,400,344 (0.3173%)
	10.9	Arrangement relating to the distributable profits of the Company accumulated but not declared	9,543,292,488 (99.6070%)	7,257,302 (0.0757%)	30,400,344 (0.3173%)
	10.10	Valid period of the authorisation in respect of the Additional A Shares Issue”	9,543,287,488 (99.6069%)	7,259,802 (0.0758%)	30,400,344 (0.3173%)
11.	Special Resolution: “THAT, to consider and approve the “Plan for the non-public issuance of A Shares by China Eastern Airlines Corporation Limited《 關於中國東方航 空股份有限公 司 非 公 開 發 行 A 股 股 票 預 案 的 議 案 》”. Details of the aforesaid plan were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 23 April 2015.		9,542,404,988 (99.5979%)	7,739,702 (0.0808%)	30,783,444 (0.3213%)
12.	Ordinary Resolution: “THAT, to consider and approve the “Explanation on the use of the proceeds of the previous fund raising activities 《關於前次募集資金使用情況的 說明的議案》”. Details of the aforesaid plan were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 23 April 2015.”		9,547,313,090 (99.6490%)	2,849,500 (0.0297%)	30,783,444 (0.3213%)

Total number of Shares represented
by votes (Approximate %*)
		For	Against	Abstain
13.	Ordinary Resolution: “THAT, to consider and approve the “Authorization to the Board and its authorized representative(s) at the Shareholders’ meeting to proceed with the matters relating to the non-public issuance of A Shares《 關 於 提 請股東大會授權董事 會及其授權人士 全 權 辦 理 本 次 非 公 開 發 行 A 股 股 票 的 相關事宜的議 案 》”. Details of the aforesaid plan were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 23 April 2015.”	9,547,279,590 (99.6486%)	2,883,400 (0.0301%)	30,783,444 (0.3213%)
14.	Ordinary Resolution: “THAT, to consider and approve the “Feasibility report on the use of proceeds raised from the non-public issuance of A Shares by China Eastern Airlines Corporation Limited 《關於中國東方航空股份有限公司 非公開發行 A 股股票募集資金使用可行性 報告的議案》”. Details of the aforesaid plan were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 23 April 2015.”	9,547,277,090 (99.6486%)	2,888,400 (0.0301%)	30,783,444 (0.3213%)
15.

Ordinary Resolution: “ THAT, to consider and approve the “Future plan for return to the Shareholders for the coming three years (2015– 2017) by China Eastern Airlines Corporation Limited 《關於中國東方航空股份有限公 司未來三年 (2015 – 2017 年) 股東回報規 劃的議案》 ”. Details of the aforesaid plan were contained in the Overseas Regulatory Announcement of the Company published on the website of the Stock Exchange on 23 April 2015.”

		9,547,572,490 (99.6513%)	2,626,500 (0.0274%)	30,783,444 (0.3213%)
16.	Ordinary Resolution: “THAT, to elect Mr. Tian Liuwen (田留文) as a director of the seventh session of the Board, with a term of office in line with the current session of the Board.”	9,473,525,949 (99.4448%)	22,107,141 (0.2321%)	30,783,444 (0.3231%)
17.	Ordinary Resolution: “THAT, to elect of Mr. Shao Ruiqing (邵瑞慶) as an independent non-executive director of the seventh session of the Board, with a term of office in line with the current session of the Board.”	9,490,629,090 (99.6730%)	348,000 (0.0037%)	30,783,444 (0.3233%)

Total number of Shares represented
by votes (Approximate %*)
		For	Against	Abstain
18.	Ordinary Resolution: “THAT, to agree the entering into the Master Lease Agreement between the Company and CES International Financial Leasing Corporation Limited (“CES Leasing”) in relation to the finance lease from CES Leasing to the Company no more than 23 aircraft, with the lease term of 120 months, the leasing interest rate of 6 month USD LIBOR plus 1% to 3%, the total leasing arrangement fee of no more than RMB75 million, the total rental fee (including the principal and interest) of no more than USD1.7 billion; and that to authorise the President of the Company to take charge of the specific implementation.”	1,334,497,090 (97.7453%)	0 (0%)	30,783,444 (2.2547%)

*	The percentage of voting is based on the total number of Shares held by Shareholders present, in person or by proxy, at the AGM and entitled to vote in respect of the relevant resolution.

Based on the above poll results, all of the special resolutions were passed by two-thirds or more of votes, and all of the ordinary resolutions were passed by half or more of votes.

Note:     The poll results were subject to scrutiny by Ernst & Young, whose work was limited to certain agreed procedures requested by the Company to compare the poll results summary prepared by the Company to poll forms collected and provided by the Company to Ernst & Young. The work performed by Ernst & Young in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance on matters of legal interpretation or entitlement to vote.

APPOINTMENT OF DIRECTORS

The Board announces that Mr. Tian Liuwen ( ⽥ 留 ⽂) has been appointed as a director of the Company, and Mr. Shao Ruiqing ( 邵 瑞 慶 ) has been appointed as an independent non-executive director of the Company and elected as a member of the Nomination and Remuneration Committee and the Aviation Safety and Environment Committee, each with effect from 16 June 2015 upon conclusion of the AGM. Please refer to the Supplementary Notice for the biographical details of Mr. Tian Liuwen and Mr. Shao Ruiqing.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Joint Company Secretary
Shanghai, the People’s Republic of China
16 June 2015

Following the conclusion of the AGM, the directors of the Company are:

Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Ji Weidong (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director) and Shao Ruiqing (Independent non-executive Director).